FORM 51-102F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

April 9, 2007

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated April 9, 2007 to the TSX.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) announced the scope of the Western Bushveld Joint Venture (the “WBJV”) has been expanded with the formal contribution to the WBJV of a 50% interest in the mineral rights to the adjacent 494 hectare Portion 11 of the Farm Frischgewaagd 96 JQ by Rustenburg Platinum Mines Ltd., a subsidiary of Anglo Platinum Limited.

ITEM 5.

Full Description of Material Change

See News Release dated April 9, 2007.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)       N/A

ITEM 7.

OMITTED INFORMATION     N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 16th day of April, 2007.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones, Director & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5